Paris, September 17, 2007

A promising R&D portfolio,

well positioned to deliver future growth

Significant progress in pipeline

■	Important clinical results and 31 potential submissions by the end of 2010.
■	48 projects in advanced phases (phase IIb/III).
■	A well balanced portfolio between our major therapeutic areas.

High-potential projects in our spheres of excellence
THROMBOSIS

Possible successor to Lovenox® and an alternative to anti- vitamin K

    AVE5026 (new ultra low molecular weight heparin): Phase IIb results demonstrated potentially greater efficacy than Lovenox® with a comparable safety profile. Large-scale phase III program to start. Anticoagulant with best-in-class potential.

    Biotinylated idraparinux (selective, neutralizable factor Xa synthetic inhibitor): Comparative study versus anti-vitamin K due to start at end 2007 targeting a major clinical need in anti-coagulation – prevention of stroke and systemic embolism in cases of atrial fibrillation.

DIABETES

A portfolio that targets all stages of the disease while offering relevant solutions for concomittant comorbidities, in particular overweight

    Rimonabant (the first CB1 antagonist): Significant expansion of the clinical program in type 2 diabetes, with more than 5,700 patients, including a comparative study versus the most recently-approved type 2 diabetes treatment due to start in the first quarter of 2008. Worldwide submission in this indication scheduled for 2009.

    AVE0010 (GLP-1 agonist): Very encouraging phase IIb results. Once a day injection demonstrated efficacy. Start of a phase III program in the first half of 2008. Prolonged release formulation due to start phase II trials in the first half of 2008.

    AVE2268 (SGLT-2 inhibitor): Ideal profile for use in combination with other anti-diabetics. Phase IIb results due in the first half of 2008, followed by rapid start of phase III.

CARDIOVASCULAR

4 high-potential products addressing major medical needs

    Multaq® (a new anti-arrhythmic agent): Results from the ATHENA study, the last step before filing for approval by the healthcare authorities, are due in the first half of 2008.

    Ilepatril (ACE/NEP inhibitor): Preliminary phase IIb results show marked dose-dependent blood pressure reduction, paving the way for a phase III trial in patients with uncontrolled hypertension as well as a phase III program in patients with chronic kidney disease. Currently, there is no pharmacological treatment available for the 30 million people worldwide who suffer from chronic kidney disease, a condition that is associated with a high cardiovascular risk.

    NV1FGF (fibroblast growth factor): Phase III in progress. The first gene therapy aimed at reducing amputations in patients suffering from critical limb ischemia.

    AVE5530 (cholesterol absorption inhibitor): This compound should enable us to penetrate the new market for hypolipemiants that act on LDL cholesterol as monotherapy or in combination with a statin. Due to enter phase III in the second half of 2008.

CENTRAL NERVOUS SYSTEM

New approaches in sleep disorders and depression

    Eplivanserin, Volinanserin (5-HT2A antagonists): Initial filing of eplivanserin scheduled for 2008 in sleep maintenance.

    New classes of anti-depressants: Saredutant (NK2 receptor antagonist) has a better safety profile than the current drugs, especially on sexual function. Clinical program ongoing with amibegron (ß3 agonist).

ONCOLOGY

Very ambitious program of studies to accelerate market access

    Aflibercept (VEGF Trap): Unique mechanism of action. Its properties, as compared with monoclonal antibodies, give it the potential to be a more powerful anti-angiogenesis agent with a broader spectrum of activity. Large-scale phase III program under way as combination therapy in major indications, including indications that competing products lack. First submission scheduled for 2008.

    S-1 (new oral 5-FU derivative): Profile with potential to address the limitations of capecitabine and 5-FU. Initial filing scheduled for 2008.

VACCINES

Five clinical results that meet major public health needs and are expected to bolster our position as market leader

    Very positive results from a low-dose H5N1 flu vaccine that uses a new adjuvant. This should make it possible to provide a massive quantity of doses in the event of a pandemic.

    Seasonal flu vaccines: Two new seasonal flu vaccines to be submitted for approval in 2007 and 2008, one of which uses a micro-injection, a new intradermic administration technique.

    Menactra® Toddler (combined tetravalent vaccine to prevent meningococcal meningitis in toddlers). Positive phase II results in infants aged 9 to 12 months. Phase III in progress.

    Dengue: Positive results from a vaccine using a new technology. This tetravalent vaccine, first of its kind, is due to enter phase III in 2008.

Thrombosis/Diabetes/Cardiovascular: unique portfolio, and one of the most promising in the industry

Sanofi-aventis R&D portfolio in this field includes compounds with the potential to meet medical needs in both the prevention and treatment of major pathologies such as thrombo-embolism, diabetes, athero-thrombosis, hypertension and cardiac arrhythmias.

Thrombosis:

The prevention of venous thrombo-embolic events remains a major public health concern. Only 40% of medical patients currently receive appropriate prophylactic treatment, and over 840,000 people still die in Europe and the United States every year as a direct consequence of venous thrombo-embolic events.

Sanofi-aventis is today unveiling the highly promising results with AVE5026, a once-a-day ultra low molecular weight heparin. The results of the TREK dose-ranging study presented today demonstrate that AVE5026 reduces the risk of venous thrombo-embolic events compared to Lovenox® with a good safety profile in patients requiring total knee replacement. In light of these very promising results, which position AVE5026 as the potential successor to Lovenox®, we have decided to implement a large-scale phase III program involving over 10,000 patients. The aim is to file for approval in 2010 in the prevention of venous thrombo-embolic events for patients:

o	requiring a hip or knee replacement
o	receiving chemotherapy
o	undergoing abdominal surgery.
Submission in the prevention of venous thrombo-embolic events in medical patients is scheduled for 2011.

Biotinylated idraparinux is a selective, neutralizable factor Xa coagulation inhibitor. It is a long-acting pentasaccharide, with the addition of a biotin “hook” that allows, if needed, quick and effective neutralization by avidin. The clinical development program has been designed to bridge with clinical results obtained with idraparinux. A bioequipotency study in patients with deep vein thrombosis (EQUINOX) and another study in pulmonary embolism (CASSIOPEA) were initiated in 2006. Filing for approval in the treatment of deep vein thrombosis and pulmonary embolism is scheduled for 2009.

A very large phase III comparative study (BOREALIS-AF) to assess the efficacy of biotinylated idraparinux versus anti vitamin K in the prevention of stroke and systemic embolism in patients with atrial fibrillation will begin at the end of 2007. This large indication is currently dominated by vitamin K anagonist. Biotinylated idraparinux, injected subcutaneously once a week, has a unique profile that gives it a potential competitive edge over oral anticoagulants, such as the lack of interaction with drugs or food, no need for blood monitoring to adapt the dose, and better patient convenience due to the greater simplicity of the treatment. Filing for approval in this indication is scheduled for 2011.

SR123781 is a short acting synthetic hexadecasaccharide, injected once daily, which is a powerful indirect inhibitor of Xa and IIa coagulation factors. The SHINE phase IIb study, evaluating SR123781 in patients with non-ST elevated acute coronary syndrome, demonstrated good safety with a bleeding rate similar to unfractionated heparins with or without abciximab and with no induced thrombocytopenia. Phase III trials in acute coronary syndrome will begin in 2008, for a submission scheduled in 2012.

In addition, the DRIVE phase IIb study evaluating hexadecasaccharide in the prevention of venous thrombo-embolic events in patients undergoing total hip replacement demonstrated excellent correlation between dose and clinical response, with very good safety.

Otamixaban is a selective, synthetic direct factor Xa inhibitor. It has a fast onset of action and a short half-life, and has a suitable profile for use in patients with acute coronary syndrome treated with invasive treatment. The SEPIA-PCI phase IIa study demonstrated a good safety profile with predictable and dose-related anticoagulant activity. Results from the SEPIA-ACS 1 phase IIb study are expected in the second half of 2008. Submission in this indication is scheduled for 2011.

Diabetes:

The prevalence of diabetes is increasing worldwide and the number of diabetics could reach 330 million by 2025, compared with 194 million in 2003. Meanwhile, it is estimated that only about one-third of patients are adequately controlled with current available treatments.

Our portfolio targets all stages of the disease while offering relevant solutions for concomitant comorbidities, in particular overweight.

Results from clinical trials have shown that rimonabant has a powerful effect in reducing HbA1c that is comparable with oral anti-diabetics. In addition, this effect is sustainable and associated with weight loss. Sanofi-aventis has decided to substantially broaden the ongoing development program in type 2 diabetes with more than 5,700 patients.

The new development program in diabetes, essentially as an add-on on top of the main existing treatments (metformin, sulfonylurea and insulin), includes a comparative study with sitagliptin, the most recently approved treatment:

o	TOCCATA will evaluate rimonabant versus placebo in combination with metformin. This study will begin in the first quarter of 2008.
o	ALLEGRO is evaluating rimonabant versus sulfonylurea in combination with metformin. This study began in the first quarter of 2007.
o	SYMPHONY is evaluating rimonabant versus placebo in combination with sulfonylurea or an alpha glucosidase inhibitor. This study began in the second quarter of 2007.
o	RESONATE will evaluate rimonabant versus sitagliptin in combination with metformin. This study will begin in the first quarter of 2008.
o	ARPEGGIO is evaluating rimonabant versus placebo in combination with insulin.

In addition, the program also includes a first-line monotherapy study versus placebo (SOLO), a study in the prevention of type 2 diabetes (RAPSODI, enrolment completed), and a study of a fixed rimonabant/ metformin combination.

Submission in type 2 diabetes is expected in 2009, while submission of a fixed rimonabant/metformin combination is expected in 2010.

Results from the ADAGIO study, evaluating rimonabant in patients with dyslipidemia, will be presented at the Congress of the European Atherosclerosis Society in April 2008. We expect to submit a fixed combination of rimonabant plus a statin in 2011.

Enrolment of patients to the CRESCENDO morbidity/mortality study is ongoing and on target, with around 11,000 out of the planned 17,000 already enrolled. The results of this study are expected in 2011, and we expect to file for approval by the healthcare authorities in the same year.

A major development program for rimonabant is also under way in Japan. Three phase III studies are ongoing, and should result in filing for approval in Japan in 2009:

o	SOLO, evaluating rimonabant in obese diabetics.
o	SYMPHONY, evaluating rimonabant in obese diabetics inadequately controlled with sulfonylurea or an alpha glucosidase inhibitor.
o	VENUS, evaluating rimonabant in high-risk obese patients with dyslipidemia.

We are also planning to submit in the rest of Asia (including China) during 2008 on the basis of the positive results of the RIO-ASIA study.

Phase IIb results for AVE0010, a GLP-1 agonist, demonstrate that a once-a-day injection in combination with metformin significantly reduces HbA1c and leads to weight loss. A phase III program will start in the first half of 2008, with filing for approval scheduled for 2010. In addition, a phase II study evaluating a prolonged release formulation of the product will begin in the first half of 2008, with submission planned in 2012.

AVE2268 is a new renal SGLT2 inhibitor. Phase IIb results are expected in the first half of 2008, and phase III trials are due to start during the same period. This product has a highly innovative mechanism of action, and is expected to improve glycemic control at all stages of diabetes. It also carries a low risk of hypoglycemia, and does not lead to weight gain. AVE2268 has an ideal profile for use with other anti-diabetics. We expect to file for approval in 2010.

The Lantus® morbidity/mortality study (ORIGIN), which includes 12,612 patients (enrolment completed) is ongoing, and results are expected in 2010.

By associating or combining these products, it should be possible to meet all the needs of diabetic patients whatever the stage of the disease.

Cardiovascular:

Atrial fibrillation is the most frequent cardiac arrhythmia. It affects 4% of adults, 60 years or older. It is estimated that, in the US, atrial fibrillation accounts for around 15% of strokes.

We are developing Multaq®, a new anti-arrhythmic agent. The medical need is considerable, as no real innovative drug has been brought to the market for several decades. Results from the ATHENA morbidity/ mortality study, the last step before filing for approval by the healthcare authorities, are expected in the first half of 2008.

Despite the range of treatments available, hypertension is still a cause for concern: firstly, because only half of the 200 million people with high blood pressure in Europe and the United States are receiving treatment, and secondly, because 10% of those receiving treatment still have high blood pressure (and hence present a cardiovascular risk) despite taking at least 3 anti-hypertensives .

Moreover, 30 million people in Europe and the United States suffer from chronic kidney disease, placing them at risk of cardiovascular complications, but no pharmacological treatment is yet available for this condition.

Ilepatril is a novel anti-hypertensive that inhibits ACE/NEP receptors, with the potential dual benefit of reducing blood pressure with long-term cardiovascular and renal protection.

Preliminary results from RAVEL-1, a large dose-ranging trial involving 1,700 patients, demonstrated a marked dose-dependent blood pressure reduction. Based on this preliminary analysis, the incidence of angio-oedema is lower than with omapatrilat. A phase III study evaluating ilepatril in patients whose hypertension is uncontrolled with existing therapies is due to start in 2008, and filing for approval is scheduled for 2010.

Another phase III program is also due to start in 2008 in patients with chronic kidney disease, with filing approval in this indication scheduled for 2014.

Critical limb ischemia is a severe and costly condition. In the twelve months following the first episode of critical limb ischemia, 55% of patients will either require amputation or die. In the US and in Europe, they are more than 150,000 amputations each year due to critical limb ischemia.

NV1FGF offers a highly innovative gene therapy approach, based on a non-viral DNA plasmid injection that stimulates angiogenesis in patients with critical limb ischemia. Results from the TALISMAN study demonstrated that NV1FGF has the potential to reduce the number of amputations. The TAMARIS phase III study, a 1-year evaluation of the reduction in the number of amputations in 500 patients with critical limb ischemia, is under way. Filing for approval in this indication is expected in 2010.

Some 300 million people suffer from dyslipidemia in the 7 largest industrialized countries, 135 million of whom are at risk of cardiovascular events and 111 million of whom combine low levels of HDL with high levels of LDL or tryglicerides.

AVE5530 is a particularly promising cholesterol absorption inhibitor, with the potential to be used as monotherapy or in combination with statins. Results from the ongoing phase IIb trial are expected at the end of 2007. Phase III is due to begin in the second half of 2008, with filing for approval by the healthcare authorities scheduled for the second half of 2010 for monotherapy and fixed-dose combination with a statin.

Central Nervous System: new approaches in sleep disorders and depression

The medical needs in this complex field are growing fast as the population ages. Sanofi-aventis with an approach based on a number of central nervous system receptors, focuses particularly on Alzheimer’s disease, sleep disorders, depression, and multiple sclerosis.

Over 26 million people worldwide suffer from Alzheimer’s disease.

Sanofi-aventis program in Alzheimer’s disease includes 2 innovative products in phase I:

o	AVE8112, a PDE4 inhibitor;
o	SSR180711, a nicotinic alpha-7 partial agonist.

Although the phase III program conducted with xaliproden in Alzheimer’s disease showed significantly slower atrophy of the hippocampus in the group receiving xaliproden, the product did not demonstrate a statistically significant effect on the primary endpoint, measured with ADAS-Cog scale. Nevertheless, this program increased our expertise in the conduct of Alzheimer’s disease programs. The phase III program to evaluate xaliproden in reducing chemotherapy-induced peripheral neuropathy in colorectal cancer patients is ongoing.

We have decided to discontinue the development of paliroden due to insufficient efficacy.

The social and economic impacts of sleep disorders are under-estimated, and too often overlooked. However, in the 7 largest industrialized countries, 10%-15% of the adult population (around 70 million people) suffer from sleep disorders. Sleep disorders are twice as common in certain sub-populations (the elderly, menopausal women, and people with psychiatric or metabolic comorbidities).

Sanofi-aventis has two compounds (eplivanserin and volinanserin) in a new class, 5HT2-A antagonists. Both are in phase III for treatment of sleep disorders. They are non-sedative products that increase recovery sleep (or “slow wave sleep”) and reduce WASO (Wake After Sleep Onset) with no residual effect on waking. They are none addictive and do not induce withdrawal symptoms.

Three phase III studies evaluating eplivanserin in sleep maintenance are on going, including a total of 2,648 patients. We expect to submit this indication in Europe and the United States in 2008.

Three phase III studies evaluating volinanserin in sleep maintenance are also on going, two of which are assessing the effect in a sub-population of type 2 diabetes patients. We expect to submit a dossier for this indication in Europe and the United States in 2010.

Depression is a frequent disease, affecting 121 million people worldwide, or around 4% of the adult population. It has a considerable economic impact: in the United States, for example, depression is estimated to cost $83 billion a year in direct costs (treatment, medical consultations, etc) and indirect costs (reduced productivity at work, absenteeism, etc). There is a particular need for therapeutic innovation in this field because only 37% of patients are in remission after the first treatment and more than 50% of patients discontinue treatment within the first 6 months.

We have a number of first-in-class approaches in this field:

Saredutant, an NK2 receptor antagonist, is being evaluated for major depressive disorders and general anxiety disorders.

Of the four phase III studies that evaluated saredutant in the treatment of major depressive disorders, two demonstrated statistically significant efficacy versus placebo. Across all the studies, Saredutant had statistically significant overall efficacy versus placebo. Saredutant was very well tolerated in these trials and has a better safety profile than the current anti-depressants, especially on sexual function. Sanofi-aventis expects to submit in the United States and Europe in the treatment of major depressive disorders in 2008.

A program in association with SSRI anti-depressants, comprising 2 studies, has just begun. This program aims to address the acknowledged inadequacies in monotherapy anti-depressant regimens by showing the benefits of a strategy of treating major depressive disorders directly with saredutant in association with another anti-depressant.

Three studies are on going in general anxiety disorders, the results of which will be available in 2008.

Amibegron, a selective beta 3 receptor agonist, is also being evaluated for major depressive disorders and general anxiety disorders.

In general anxiety disorders, two out of three studies showed statistically significant efficacy. An overall analysis of the three studies demonstrated statistically significant efficacy versus placebo.

Of the four phase III studies that evaluated amibegron in the treatment of major depressive disorders, one showed statistically significant efficacy versus placebo, and overall efficacy across all four studies was statistically significant versus placebo. The product showed a good clinical safety profile. At the biological level, anomalies were observed in tests of hepatic function.

Filing for approval will depend on the results of the ongoing SIRIUS trial, expected in 2008, which will provide complete data on the clinical efficacy profile of amibegron.

SSR149415 is a V1b antagonist, a novel first-in-class anti-depressant. Phase IIb results are expected in 2008, and phase III will evaluate the product in major depressive disorders, bipolar disorder and general anxiety disorders.

Smoking is recognized as a risk factor in many pathologies. Despite preventive programs implemented by health authorities around the world, the number of smokers remains very high, at 47 million in the United States and 60 million in the 5 main European countries. It is estimated that in the United States, 2 out of 5 smokers try to quit each year, but only 10% succeed.

Phase III results from dianicline (a alpha4 beta2 nicotinic partial agonist) in smoking cessation are due in 2007. Surinabant, a CB1 antagonist, is also under evaluation for this indication in phase II, with results expected to be available in the first half of 2008.

A phase III study evaluating a fixed dose combination of dianicline and rimonabant is due to start in 2008. This study will assess the effect on smoking cessation and changes in body weight (weight gain often being regarded as an obstacle for those trying to quit smoking and maintaining the effect).

Schizophrenia is a serious psychiatric condition, affecting around 0.5% of the adult population. The medical needs are still not adequately met. There is currently no available treatment for the cognitive symptoms that are present in two-thirds of schizophrenics.

We have 3 compounds in clinical development in schizophrenia:

AVE1625, a CB1 antagonist in phase II, has the potential to act on cognitive function and negative symptoms.

SSR180711, an alpha-7 nicotinic partial agonist, is in phase I and also has the potential to act on cognitive function and negative symptoms.

SSR241586, an NK3/NK2 receptor antagonist, is also in phase I. This compound has the potential to act on the positive and negative symptoms of schizophrenia.

Multiple sclerosis is the most common cause of disability in young adults, affecting over 2.3 million people worldwide. At its most severe stage, one-third of patients are disabled.

Results already obtained in phase II demonstrate that teriflunomide is a potential oral treatment for multiple sclerosis, with a profile similar to interferons (injectable drugs) on relapse and progression of disability, but with better safety. The monotherapy program consists of three studies:

o

Two studies cover established relapsing multiple sclerosis. Over 75% of the patients in the first study have been enrolled to date, and results are expected in 2010. The second study will use an interferon as a calibrator, and will start in 2008.

o	One study in patients who have experienced the first multiple sclerosis episode will begin in 2007.

We have also decided to conduct a program evaluating Teriflunomide plus interferon and glatiramer acetate in the treatment of relapsing forms of multiple sclerosis. Two phase II trials are currently on going, and two phase III trials are due to start in 2009.

Submission of teriflunomide in monotherapy is scheduled for 2012.

Oncology: Very ambitious program of studies to accelerate market access

By 2030, cancer could be killing 11.4 million people a year worldwide, compared with 6.7 million in 2005. Although there has already been significant progress in cancer treatments, there is still a considerable need for therapeutic innovation given the very low 5-year survival rates for certain types of cancer.

Sanofi-aventis portfolio includes products with different mechanisms of action, enabling to fight cancer on all fronts. 27 phase III studies are in progress or due to start by the end of 2007.

Aflibercept (VEGF Trap, alliance with Regeneron) has a new mechanism of action. Its properties as compared with monoclonal antibodies give it the potential to be a more powerful anti-angiogenic agent with a broader spectrum of activity. The first submission is expected to be filed in 2008 in the third-line treatment of advanced ovarian cancer. A very ambitious phase III program has begun, in association with existing reference treatments, in major indications (including some not available from competing products). This program is planned to include a total of 3,950 patients, and should result in a number of submissions in the following indications:

o	second-line treatment of non small cell lung cancer, in 2010;
o	first-line treatment of pancreatic cancer, in 2011;
o	second-line treatment of colorectal cancer, in 2010 (progression-free survival) or 2011 (overall survival);
o	first-line treatment of hormone refractory prostate cancer, in 2011 (interim overall survival analysis) or 2013 (final overall survival analysis).

AVE8062 (licensed from Ajinomoto) is an agent that induces rapid destruction of intra-tumoral micro-vessels. A phase III program is due to start in 2008 for the second-line treatment of advanced sarcoma and the first-line treatment of metastatic non small cell lung cancer. Submission in the second-line treatment of advanced sarcoma is scheduled in 2011.

S-1 (alliance with Taiho), a new oral anti-cancer agent derived from 5-Fluoro-Uracil (5-FU), combines 3 pharmacological agents: tegafur, a pro-drug of 5-FU; gimeracil, which inhibits the metabolic effects of dihydropyrimidine dehydrogenase; and oteracil, which by inhibiting OPRT reduces gastro-intestinal side effects.

S-1 is the second anti-cancer agent in Japan, and is currently prescribed there for gastric cancer, colorectal cancer, head and neck cancers, non small cell lung cancer, metastatic breast cancer, and pancreatic cancer.

A large-scale phase III program has been set up, with 3,453 patients to be enrolled, to evaluate S-1 in various solid tumors.

Enrolment of 1,053 patients in the FLAGS phase III study, evaluating S-1 plus cisplatin versus 5-FU plus cisplatin as a first-line treatment for patients with advanced gastric cancer, was completed in March 2007. Submission in this indication is scheduled in 2008.

In addition, two new studies are due to start before the end of 2007:

o	A study evaluating S-1 versus 5-FU bolus as a second-line treatment in 400 patients with metastatic pancreatic cancer. Submission in this indication is scheduled in 2010.

o

A study evaluating S-1 plus oxaliplatin versus FOLFOX or CAPOX as a first-line treatment in 2,000 patients with metastatic colorectal cancer. This study is due to start in the final quarter of 2007, and submission in this indication is expected in 2011.

A phase III study evaluating larotaxel (a second-generation taxoid) as a second-line treatment for pancreatic cancer is in progress, with submission scheduled for 2009. The proof of concept study versus Taxotere as a neoadjuvant treatment for breast cancer began in the second quarter of 2007, and a phase I/II in metastatic breast cancer in combination with capecitabine and trastuzumab is ongoing. A phase III study in the treatment of bladder cancer is scheduled to start in the final quarter of 2007.

An application for approval of XRP6258 (second-generation taxoid), currently in phase III as a second-line treatment for hormone refractory prostate cancer, is scheduled to be submitted in 2010.

TroVax® is a therapeutic anti-cancer vaccine developed in collaboration with Oxford BioMedica. It specifically targets the tumor antigen 5T4, which is broadly expressed in a wide range of solid tumors. A phase II trial was held involving 52 pretreated patients with metastatic renal cancer, to evaluate TroVax® either as a single agent, or in combination with either interleukin-2 or interferon-alpha 2B.

TroVax® induced specific humoral immune response to 5T4 antigen in 91% of patients, and an objective clinical response was observed in 11% of the patients. Analysis showed a statistically significant correlation between reduction in tumor and anti-5T4 antibody response in these patients.

Another phase II trial evaluating TroVax® in association with FOLFOX as a first-line treatment for patients with colorectal cancer also demonstrated specific humoral immune response to 5T4 antigens in 91% of patients. A preliminary analysis showed a clinical response in 54% of patients, and again a statistically significant correlation between reduction in tumor and anti-5T4 antibody response.

The phase III program for TroVax® includes a number of studies. The TRIST study is evaluating this therapeutic vaccine as a first-line treatment, in association with interleukin-2, interferon or sunitinib, in 700 metastatic renal cancer patients. Another study will evaluate TroVax® as a first-line treatment in association with FOLFOX or FOLFIRI (+/- bevacizumab) in 1,300 metastatic colorectal cancer patients. Submission in metastatic renal cancer in scheduled in 2009, and in metastatic colorectal cancer in 2013.

In Internal Medicine, two phase IIb projects (icatibant and nolitantium besilate) have been discontinued due to lack of efficacy.

Vaccines: Five clinical results that meet major public health needs and are expected to bolster our position as market leader

Sanofi pasteur is today announcing 5 new clinical trial results relating to an H5N1 influenza vaccine, two seasonal influenza vaccines, Menactra® Toddler to protect against meningococcal meningitis in toddlers, and a vaccine against dengue fever. These results should open up new sources of growth and bolster the position of sanofi pasteur as market leader.

In the field of combination vaccines, the pentavalent vaccine Pentacel® (diphtheria, tetanus, acellular pertussis, polio and Hib), which is tailored to the U.S. vaccination timetable, is currently under review by the FDA.

Pandemic influenza:

Sanofi pasteur is announcing today that a low-dose H5N1 influenza vaccine using a new adjuvant has induced a high immune response (sero-protection) in more than 80% of patients included in the study. Given the substantial reduction in the quantity of antigen used, this new candidate vaccine could enable a massive quantity of doses to be provided in the event of a pandemic.

The sanofi pasteur program targeting the H5N1 influenza threat began in 2004. In 2007, a prototype H5N1 vaccine was approved in the United States, and an application has been filed in Europe for approval of a prototype vaccine with a classic adjuvant (aluminium hydroxide).

Seasonal influenza:

Severe complications from seasonal influenza are a major cause of death worldwide. Over 500,000 people, mainly among the elderly, die every year as a result of influenza related complications.

Sanofi pasteur is working on two vaccines to improve immunization against the influenza virus.

Today, sanofi pasteur is announcing that the phase III study evaluating influenza vaccine with a new delivery system (intradermic micro-injection) demonstrated an improved humoral immune response in elderly patients. This vaccine is very easy to use. Submission of this first-ever intradermic influenza vaccine is due in Europe at the end of 2007 and in the United States in 2009.

Sanofi Pasteur is also announcing today that phase III results evaluating high-dose intramuscular influenza vaccine for the elderly are positive, and show an increased immune response in this population. Submission in the United States is scheduled for 2008.

Sanofi pasteur is also working on a project to produce influenza vaccine from cell culture. This project is entering phase II, with submission scheduled for 2010.

Meningitis:

Meningococcal meningitis is a major public health problem. There are approximately 500,000 cases worldwide, 50,000 of which are fatal.

Sanofi pasteur is developing (in phase III) Menactra® Toddler, a combined tetravalent meningococcal meningitis vaccine for infants of 9 months and over. The aim is not only to improve protection against this disease, but also to improve the pediatric vaccination timetable. In phase II, this vaccine generated a high level of antibodies (bactericides) that were biologically active against 4 meningitis serotypes (A, C, Y, and W-135) after two injections at 9 and 12 months. Submission in the United States is scheduled for 2009.

Dengue:

Among new targets for vaccines, dengue fever – one of the most common tropical diseases – represents a growing public health concern. Worldwide, 50-100 million people are affected, and cases are appearing in northern Australia and Texas. The potential market could be worth in excess of €1 billion.

Sanofi pasteur is today announcing positive results from phase II trials of a dengue vaccine. This candidate vaccine is based on a new technology incorporating protein envelopes of the four dengue viral serotypes responsible for the fever and the most severe forms of the disease. A phase III program will start in 2008, making this project the first tetravalent candidate dengue vaccine in the world to reach this stage of clinical development.

In the same family of flavivirus diseases, a vaccine against Japanese encephalitis is under development. Submission to health authorities is scheduled for 2009.

Forward-looking statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMEA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2006. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.